Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THIRD

AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION OF RESTORBIO, INC.

resTORbio, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

The Board of Directors of the Corporation (the “Board of Directors”), pursuant to Section 242 of the Delaware General Corporations Law (the “DGCL”), has duly adopted resolutions setting forth the following proposed amendment (the “Amendment”) to the Corporation’s third amended and restated certificate of incorporation as currently in effect (the “Certificate of Incorporation”) and declaring such amendment advisable, and the stockholders of the Corporation have duly approved and adopted the Amendment at the special meeting of stockholders called and held upon notice in accordance with Section 222 and Section 242 of the DGCL.

In order to effect such proposed amendment, ARTICLE IV of the Certificate of Incorporation is hereby amended so that the following paragraphs be inserted at the end of second full paragraph of such Article to read as follows:

“That, effective upon the filing of this Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each seven (7) (the “Conversion Number”) shares of the Common Stock (including treasury shares) issued and outstanding as of the Effective Time shall be combined into one validly issued, fully paid and non-assessable share of Common Stock, automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Corporation shall, upon surrender of such holder’s certificate(s) representing such fractional shares of Common Stock, pay cash in an amount equal to such fractional shares of Common Stock multiplied by the then fair value of the Common Stock as determined by the average last reported sales price of the Common Stock during the ten (10) consecutive trading days ending on the day prior to the Effective Time.

Each stock certificate or book entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this day 15th of September, 2020.

resTORbio, Inc.

By:	/s/ Chen Schor
Chen Schor
President and Chief Executive Officer